Exhibit 99.1

Press Release

BABCOCK & BROWN AIR LIMITED ANNOUNCES COMPLETION OF IPO AND SECURITIZATION TRANSACTIONS

Dublin, Ireland, October 3, 2007 – Babcock & Brown Air Limited (NYSE: FLY) (B&B Air), a company that leases commercial aircraft worldwide, announced that yesterday it issued 18,695,650 common shares in connection with the completion of its initial public offering (IPO). The common shares, which trade on the New York Stock Exchange in the form of American Depositary Shares (ADSs), were priced on September 26, 2007 at $23.00 per ADS. The ADSs began trading on September 27, 2007.

Concurrently with the completion of the IPO, B&B Air also issued 14,907,800 common shares in the form of ADSs in a private placement at the same price per share as in the public offering. Certain of the investors in the private placement have granted the underwriters the right to purchase up to an additional 2,804,348 ADSs to cover over-allotments.

In addition, Babcock & Brown Air Funding I Limited (B&B Air Funding), a subsidiary of B&B Air, yesterday issued $853 million of aircraft lease-backed securitization notes in a private placement. In connection with the securitization, B&B Air Funding entered into an interest rate swap agreement with respect to approximately 76% of the total principal amount of the notes, corresponding to the proportion of the aircraft in B&B Air’s initial portfolio which earn fixed rate lease rentals. This results in a fixed interest rate for this portion of the securitization, which is less than the interest costs of approximately 6.1% described in B&B Air’s IPO prospectus.

B&B Air has also secured a commitment for a two year revolving credit facility underwritten by Credit Suisse that, with the funds raised in the IPO, will enable it to purchase $1.2 billion of additional aircraft without any more external financing.

B&B Air intends to pay its first dividend in 2008 based on $0.50 per share per quarter prorated from October 2, 2007 through December 31, 2007. This corresponds to an annual yield of 8.7% on the $23 issue price of the ADSs.

About Babcock & Brown Air Limited

B&B Air is a company that acquires and leases commercial jet aircraft. The company was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm which has more than 25 years of experience in aircraft leasing and financing.

B&B Air leases its aircraft under multi year operating lease contracts to a diverse group of airlines throughout the world. B&B Air’s initial portfolio consists of 47 modern commercial aircraft with an average age of approximately six years and lease terms with a staggered maturity profile. B&B Air’s lease portfolio is well diversified, with 29 lessees spread across 16 countries.

B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends.

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For further information please contact:

Matt Dallas

Babcock & Brown

+1 212 796 3918

matt.dallas@babcockbrown.com